Ms. Christina DiAngelo
United States Securities and Exchange Commission
Washington, D.C.

September 4, 2012

The following are responses to questions during a conference call with Christina
 DiAngelo on August 17, 2012 regarding Stock Dividend Fund, Inc.
(811-21576, 333-115091), and Small Cap Value Fund, Inc.(811-21782, 333-126383).


Questions regarding Form NCSR:

1) Both Funds have an initial investment requirement of $100,000, yet our table in the Performance Summary section shows the changes in value for an initial investment of $10,000. Our next N-CSR filing will reflect changes beginning with an initial investment of $100,000.

2) Also in the Performance Summary, our table for compounded annual return does not show the compounded return for a five year period. This will be corrected in next filing.

3) In the first paragraph of the Performance Summary, we will include a statementthat the table does not reflect deduction for taxes a shareholder would pay on distributions or redemption of Fund shares.

4) In the first paragraph of the Expenses page, we will add language for ongoing costs that includes transaction costs and potential early redemption fees.

5) Also on the Expenses page, we will add two digits of decimals to the numbers in the table.

6) In the Schedule of Investments, under Short-Term Investments, we will clarify that the money market fund is a single class money market fund.

7) Regarding the effect of Money Market positions on total expenses: Both Funds average less than 10% of net assets in cash (7% for stock Dividend Fund TTM and 4% for Small Cap Value Fund TTM), and the internal management fee on the money market fund is currently 6 basis points. Therefore, the cost of the money market fund management fee increases the overall cost of the Fund by less than
0.42 basis points (7% x 6 basis points).





8) In Statements of Changes in Net Assets, we will disclose parenthetically the period ending balance of undistributed net income or loss from the Statement of Assets and Liabilities.

9) In the Notes to Financial Statements, note 6, we will add the characterizationof the tax nature of any distributions, whether ordinary income or capital gains.

10) Under Notes to Financial Statements, note 8,'Accounting for Uncertain Tax Positions', both Funds will enhance disclosure and clarify that they do not have a liability for any unrecognized tax benefits.

11) Under Additional Information, 'Proxy Voting Information', both Funds will enhance description of voting information as opposed to simply stating that policies are available upon request.

12) Under Additional Information, 'Approval of Investment Advisory Contract', we will enhance disclosure, specifically on details that the Directors considered under the Investment performance category and also Cost of services to the Fund as it pertains to the Advisor fee.

13) Under Additional Information, 'Board of Directors Information', we will add a column that discloses length of time served.

14) Under item 12, Exhibits, we will add the specific reference document and reference date required.


Other Items:

15) In Form NSAR, Internal Control Report, we will have the Auditors address the report to the Shareholders as well as the Board of Directors.

16) We have made ?Inactive?, as of September 4, 2012, the additional Class numbers that are showing up for both Funds.

17) We will submit within 7 days, a 485A filing for review, with an effective date of November
15, 2012.

18) In our next annual proxy information, we will add a summary that describes the previous year voting history by shareholders.

19) We will correct the hypothetical expense example in Form 485. Our previous example did not average the values in the formula, resulting in slightly higher expense expectations. We agree with the spreadsheet example that you emailed to us.


Thank you for your comments and recommendations.

Please call me if you have any questions regarding the above matters.

Sincerely,



/s/ Steven Adams
Steven Adams
Chief Compliance Officer
214-360-7410

*We are aware that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings, and that SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and that the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.